UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 5)

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox and Randall Doud Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Omrix Biopharmaceuticals, Inc. (the "Company") initially filed on November 26, 2008, as amended by Amendment No. 1 thereto filed on December 1, 2008, Amendment No. 2 thereto filed on December 5, 2008, Amendment No. 3 thereto filed on December 11, 2008 and Amendment No. 4 thereto filed on December 17, 2008 (the "Statement").  The Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 filed with the Securities and Exchange Commission, to purchase all of the Company's outstanding common stock, par value $0.01 per share (the "Shares"), at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.   Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented by adding the following text to the end of subsection (b) entitled “Arrangements with Parent and Purchaser—the Merger Agreement”.

On December 16, 2008, the Investment Center of Israel approved the purchase of the Shares pursuant to the Offer and the consummation of the Merger under the Law for the Encouragement of Capital Investment.  Accordingly, the condition to the Offer relating to the approval of the Investment Center of Israel for the purchase of the Shares pursuant to the Offer and for the consummation of the Merger has been satisfied.

Item 8.	Additional Information

Subsection (c) of Item 8 entitled “Regulatory Approvals—Other Foreign Laws” is hereby amended and supplemented by adding the following text to the end of such section.

On December 16, 2008, the Investment Center of Israel approved the purchase of the Shares pursuant to the Offer and the consummation of the Merger under the Law for the Encouragement of Capital Investment.  Accordingly, the condition to the Offer relating to the approval of the Investment Center of Israel for the purchase of the Shares pursuant to the Offer and for the consummation of the Merger has been satisfied.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.

By:	/s/ Nanci Prado
Name:	Nanci Prado
Title:	Vice President, General Counsel

Dated: December 18, 2008